Exhibit 99.1

ASX ANNOUNCEMENT August 20, 2026

Radiopharm Theranostics Receives Positive Recommendation from Data Safety and Monitoring Committee to Advance to Cohort 4 in 177Lu-RAD202 Phase 1 HEAT Clinical Trial

Advancing RAD202 Phase 1 trial to next dose level of 180mCi in patients with HER2+ advanced solid tumors

Previous diagnostic study of RAD202 in ten HER2-positive breast cancer patients demonstrated clinical proof-of-concept with positive safety and biodistribution

Sydney, Australia – 20 August 2026 – Radiopharm Theranostics (ASX: RAD, Nasdaq: RADX, “Radiopharm” or the “Company”), a clinical-stage biopharmaceutical company focused on developing innovative oncology radiopharmaceuticals for areas of high unmet medical need, today announced that it has received a positive recommendation from the Data Safety and Monitoring Committee (DSMC) to advance its clinical-stage radiotherapeutic asset, 177Lu-RAD202 (RAD202), to the next dose level of 180mCi in the Phase 1 ‘HEAT’ clinical trial in patients with Human Epidermal Growth Factor Receptor 2 (HER2)-positive advanced solid tumors1. The DSMC is a multidisciplinary committee that conducts detailed reviews of study data, discusses potential safety events and provides recommendations regarding trial continuation.

“Advancing RAD202 into Cohort 4 marks a significant step forward in the development of one of our most promising therapeutic candidates,” said Riccardo Canevari, CEO and Managing Director of Radiopharm Theranostics. “The DSMC’s recommendation supports the favorable safety profile observed to date and allows us to continue evaluating higher dose levels in patients with HER2-positive advanced solid tumors. As we execute on our clinical development strategy, we remain focused on unlocking the full potential of RAD202 and generating meaningful data that could support a differentiated radiotherapeutic option for HER2-positive patients in need of new treatment alternatives.”

The Phase 1 ‘HEAT’ study is currently being conducted at clinical centers across Australia. The announcement of the previous dose level in this study of 130mCi was released on 8 April 2026.

About 177Lu-RAD202:

RAD202 is a proprietary single-domain monoclonal antibody (sdAb) that targets the Human Epidermal Growth Factor Receptor 2 (HER2)-positive expression in advanced solid tumors. HER2 is overexpressed in breast cancer and several other solid tumors and represents a validated target in oncology. In a previous diagnostic study of ten HER2-positive breast cancer patients, RAD202 demonstrated clinical proof-of-concept and had positive safety and biodistribution.

[1]	clinicaltrials.gov/study/NCT06824155

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT August 20, 2026

About Radiopharm Theranostics

Radiopharm Theranostics is a clinical stage radiotherapeutics company developing a world-class platform of innovative radiopharmaceutical products for diagnostic and therapeutic applications in areas of high unmet medical need. Radiopharm is listed on ASX (RAD) and on NASDAQ (RADX). The company has a pipeline of distinct and highly differentiated platform technologies spanning peptides, small molecules and monoclonal antibodies for use in cancer. The clinical program includes one Phase 2 and five Phase 1 trials in a variety of solid tumor cancers including lung, breast, prostate and brain. Learn more at radiopharmtheranostics.com.

Authorized on behalf of the Radiopharm Theranostics Board of Directors by Executive Chairman Paul Hopper.

For more information:

Investors:

Riccardo Canevari

CEO & Managing Director

P: +1 862 309 0293

E: rc@radiopharmtheranostics.com

Anne Marie Fields

Precision AQ (formerly Stern IR)

E: annemarie.fields@precisionaq.com

Media:

Matt Wright

NWR Communications

P: +61 451 896 420

E: matt@nwrcommunications.com.au

Follow Radiopharm Theranostics:

Website – https://radiopharmtheranostics.com/
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LinkedIn – https://www.linkedin.com/company/radiopharm-theranostics/

InvestorHub – https://investorhub.radiopharmtheranostics.com/

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889